Pacific

WebWorks

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August 13, 2007

Via EDGAR

Mark Kronforst, Accounting Branch Chief

U. S. Securities and Exchange Commission

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

Pacific WebWorks, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2005, as amended

Filed March 31, 2006

Dear Mr. Kronforst,

Pacific WebWorks, Inc. (the “Company”) is requesting an extension for our response to your comment letter dated July 16, 2007.  The Company’s management notes your position that a restatement of our financial statements for the years ended December 31, 2005 and 2006 is appropriate.  However, management believes that a restatement should not be required in this instance.  The Company’s management wishes to confer with its counsel and independent registered accounting firm to further evaluate this matter before the Company makes a determination whether to restate or request further review.

The Company requests a ten business day extension, until August 27, 2007, to allow time for the Chief Financial Officer to confer with our counsel and independent registered accounting firm in regards to this matter.  The Company will make a determination about this matter and will respond to your comment letter on or before August 27, 2007 without any further delay.

Thank you for your consideration of this request and please contact our counsel, Cindy Shy, at 435-674-1282, should you have any questions or concerns regarding this request for an extension.

Sincerely,

/s/ Kenneth W. Bell

Kenneth W. Bell

Chief Financial Officer

voice: 801-578-9020

180 South 300 West, Suite 400

Salt Lake City, Utah 84101

www.pacificwebworks.com

fax: 801-578-9019